HH&L Acquisition Co.
Suite 3508, One Exchange Square
8 Connaught Place
 Central, Hong Kong

February 2, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Sondra Snyder, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Irene Barberena-Meissner, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	HH&L Acquisition Co. Registration Statement on Form S-1, as amended Registration No. 333-252254

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on February 4, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments with respect to this letter.

Sincerely,

HH&L Acquisition Co.

By:	/s/ Richard Qi Li
	Name:	Richard Qi Li
	Title:	Chief Executive Officer

Via EDGAR

CC: Joel Rubenstein, White & Case LLP